Exhibit 99.1

WOLSELEY PLC - DIRECTOR SHARE PURCHASES

3 February 2003

Ordinary shares of 25p each

Wolseley plc hereby notifies the following share purchases made under the Wolseley plc Dividend Reinvestment Plan in respect of the final dividend for the year ended 31 July 2002, which was paid on 31 January 2003.

Director’s Name	No. of shares purchased on 31 January 2003	Purchase price in pence
Andrew J. Hutton	360	483.964
Linda C. Hutton (wife of A J Hutton)	1,081	483.964
John W. Whybrow	284	483.964

M J White
Group Company Secretary